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Filed pursuant to General Instruction II.K
of Form F-9; File No. 333-149879

PROSPECTUS SUPPLEMENT
(To Prospectus Dated March 31, 2008)

US$600,000,000 6.05% Senior Notes due 2018

US$900,000,000 6.80% Senior Notes due 2038

        The 2018 Notes and the 2038 Notes, collectively referred to in this prospectus supplement as the "Notes", will bear interest at the rate of 6.05% per year and 6.80% per year, respectively. We will pay interest on the Notes on May 15 and November 15 of each year, beginning on November 15, 2008. The 2018 Notes will mature on May 15, 2018 and the 2038 Notes will mature on May 15, 2038. The Notes will be issued only in denominations of US$2,000 and integral multiples of US$1,000.

        The Notes will be our unsecured, unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated debt.

        We may redeem some or all of the Notes at any time at the redemption prices described in this prospectus supplement. We may also redeem all of the Notes at any time in the event certain changes affecting Canadian withholding taxes occur.

        Investing in the Notes involves risk. See "Risk Factors" beginning on page 6 of the accompanying prospectus and "Risk Management" beginning on page 10 of our annual information form, incorporated by reference in the accompanying prospectus.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies.

        Owning these Notes may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement under the caption "Material Income Tax Considerations" and consult your own tax advisor with respect to your own particular circumstances.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are continued under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such officers, directors and experts are located outside the United States.

	Per 2018 Note	Total	Per 2038 Note	Total
Public offering price	99.829%	US$598,974,000	99.784%	US$898,056,000
Underwriting commission	0.650%	US$3,900,000	0.875%	US$7,875,000
Proceeds to Petro-Canada	99.179%	US$595,074,000	98.909%	US$890,181,000

        The price of the Notes will also include accrued interest, if any, from May 15, 2008 to the date of delivery.

        The underwriters expect to deliver the Notes on or about May 15, 2008 through The Depository Trust Company and its participants, including Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme.

Joint Book-Running Managers

Citi	Deutsche Bank Securities	HSBC

Co-Managers

BMO Capital Markets	BNP PARIBAS
Banc of America Securities LLC	CIBC World Markets
RBS Greenwich Capital	JPMorgan
Mitsubishi UFJ Securities	RBC Capital Markets
Scotia Capital	TD Securities

May 12, 2008

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes being offered and adds to certain information contained in the accompanying base shelf prospectus dated March 31, 2008 (referred to herein as the "prospectus") and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the Notes being offered. This prospectus supplement and the prospectus are referred to collectively as the "prospectus documents" in this prospectus supplement.

        If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the Notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

        You should rely only on the information contained in or incorporated by reference in the prospectus documents. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in the prospectus documents, as well as the information that we previously filed with the U.S. Securities and Exchange Commission and with the securities commissions and equivalent regulatory authorities in Canada and incorporated by reference in the prospectus, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, unless otherwise specified or the context otherwise requires, references to "Petro-Canada", the "Company", "us", "we" or "our" mean Petro-Canada and its subsidiaries. Unless otherwise specified, all dollar amounts contained in the prospectus documents are expressed in Canadian dollars, and references to "dollars", "Cdn $" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. All financial information included and incorporated by reference in the prospectus documents is prepared using generally accepted accounting principles which are in effect from time to time in Canada, which we refer to as "GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under GAAP and under U.S. GAAP, you should refer to note 26 of our annual audited consolidated financial statements as at and for the year ended December 31, 2007, incorporated by reference in the prospectus.

        Any statement contained in the prospectus documents or in a document incorporated or deemed to be incorporated by reference in the prospectus documents shall be deemed to be modified or superseded for purposes of the prospectus documents to the extent that a statement contained in the prospectus documents or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the prospectus documents modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference in and constitute a part of the prospectus documents.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	2
FORWARD-LOOKING STATEMENTS	4
PETRO-CANADA	5
USE OF PROCEEDS	5
INTEREST COVERAGE	5
RISK FACTORS	6
DESCRIPTION OF DEBT SECURITIES	7
PLAN OF DISTRIBUTION	25
MATERIAL INCOME TAX CONSIDERATIONS	26
LEGAL MATTERS	26
INTEREST OF EXPERTS	26
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT	26

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference in the prospectus. See "Where You Can Find More Information" in the prospectus. The following documents are specifically incorporated by reference in the prospectus and form an integral part of the prospectus and this prospectus supplement:

  •
  our management proxy circular dated March 7, 2008, relating to our annual meeting of shareholders held on April 29, 2008;

  •
  our annual information form dated March 17, 2008 for the year ended December 31, 2007;

  •
  our audited comparative consolidated financial statements as at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, together with the notes thereto and the reports of the auditors thereon;

  •
  our management's discussion and analysis for the year ended December 31, 2007;

  •
  our unaudited comparative interim consolidated financial statements as at March 31, 2008 and for the three months ended March 31, 2008 and March 31, 2007, together with the notes thereto; and

  •
  our management's discussion and analysis for the three months ended March 31, 2008.

        Any documents of the type referred to in the preceding paragraph, or required to be incorporated by reference pursuant to National Instrument 44-101—Short Form Prospectus Distributions, including annual information forms, information circulars, annual and interim financial statements and related management's discussion and analysis, material change reports (excluding confidential reports, if any), business acquisition reports, updated earnings coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus supplement and prior to 25 months from the date of the prospectus shall be deemed to be incorporated by reference in the prospectus. To the extent that any document or information incorporated by reference in the prospectus is included in a report that is filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which the prospectus documents form a part. In addition, any document filed by us with the SEC pursuant to section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") that specifically states that it is intended to be incorporated by reference in the registration statement of which the prospectus documents form a part shall be deemed to be incorporated by reference in each such registration statement.

RESERVES DATA

        In this prospectus supplement, "mbbls" and "mmbbls" means thousand barrels and million barrels, respectively, "mmcf" and "bcf" means million cubic feet and billion cubic feet, respectively, "mcm" means thousands of cubic meters, and "mboe" and "mmboe" means thousand barrels of oil equivalent and million barrels of oil equivalent, respectively.

        Our qualified reserves evaluators prepare the reserves estimates that we use. The Canadian provincial securities commissions do not consider our reserves staff and management as independent of us. We have obtained an exemption from certain Canadian reserves disclosure requirements that allows us to make disclosure in accordance with SEC standards. This exemption allows comparisons with U.S. and other international issuers.

        As a result, we formally disclose our proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible," "resources" and "life-of-field production" in the prospectus documents and the documents incorporated by reference therein does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and natural gas companies must prove they are economically and legally producible under existing economic and operating conditions. Note that when the term barrels of oil equivalent (boe) is used in this prospectus supplement (or the documents incorporated by reference in the prospectus documents), it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf) to one bbl is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

        The table below describes the industry definitions that we currently use:

Definitions Petro-Canada uses	Reference
Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)	SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No. 69)
SEC Guide 7 for Oilsands Mining
Unproved reserves, probable and possible reserves
Canadian Securities Administrators: Canadian Oil and Gas Evaluation Handbook (COGEH), Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (SPEE) and the Canadian Institute of Mining Metallurgy and Petroleum (CIM)
Contingent and prospective resources	Petroleum Resources Management System: Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)
Canadian Securities Administrators: COGEH Vol. 1 Section 5

        Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C, 3C for Contingent Resources, and low, best and high estimates for Prospective Resources, we will only refer to the 2C for Contingent Resources and the risked (an assessment of the probability of discovering the resources) best estimate for Prospective Resources, when referencing resources in the prospectus documents and the documents incorporated by reference therein. Canadian Oil Sands represents approximately 71% of our total for Contingent and Prospective Resources. The balance of our resources is spread out across the business, most notably in the North American frontier and International areas. Also, when we reference resources for the Company, Contingent Resources are approximately 53% and risked Prospective Resources are approximately 47% of our total resources.

        Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

        For movement of resources to reserve categories, all projects must have an economic depletion plan and may require

  •
  additional delineation drilling and/or new technology for oil sands mining, in situ and conventional Contingent and risked Prospective Resources, prior to project sanction and regulatory approvals; and

  •
  exploration success with respect to conventional risked Prospective Resources prior to project sanction and regulatory approvals.

        Reserves and resource information contained in this prospectus supplement and the documents incorporated by reference in the prospectus documents is as at December 31, 2007.

CURRENCY EXCHANGE RATES

        We publish our consolidated financial statements in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate"). These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On May 9, 2008, the inverse of the noon buying rate was Cdn$1.00 equalled US$0.9938.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005
High	1.0291	0.8673	1.0908	0.9100	0.8690
Low	0.9714	0.8437	0.8438	0.8528	0.7872
Average(1)	0.9970	0.8566	0.9376	0.8844	0.8276
Period End	0.9732	0.8673	1.0120	0.8582	0.8579

(1)
The average of the inverse of the noon buying rate on the last day of each month during the applicable period.

FORWARD-LOOKING STATEMENTS

        The prospectus documents contain or incorporate by reference forward-looking statements or information (collectively, "forward-looking information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget," or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:

  •
  business strategies and goals

  •
  future investment decisions

  •
  outlook (including operational updates and strategic milestones)

  •
  future capital, exploration and other expenditures

  •
  future cash flows

  •
  future resource purchases and sales

  •
  construction and repair activities

  •
  turnarounds at refineries and other facilities

  •
  anticipated refining margins

  •
  future oil and natural gas production levels and the sources of their growth

  •
  project development, and expansion schedules and results

  •
  future exploration activities and results, and dates by which certain areas may be developed or come on-stream

  •
  retail throughputs

  •
  pre-production and operating costs

  •
  reserves and resources estimates

  •
  royalties and taxes payable

  •
  production life-of-field estimates

  •
  natural gas export capacity

  •
  future financing and capital activities (including purchases of our common shares under our normal course issuer bid (NCIB) program)

  •
  contingent liabilities (including potential exposure to losses related to retail licensee agreements)

  •
  environmental matters

  •
  future regulatory approvals

  •
  expected rates of return

        Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

  •
  industry capacity

  •
  imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves

  •
  the effects of weather and climate conditions

  •
  the results of exploration and development drilling, and related activities

  •
  the ability of suppliers to meet commitments

  •
  decisions or approvals from administrative tribunals

  •
  risks associated with domestic and international oil and natural gas operations

  •
  general economic, market and business conditions

  •
  competitive action by other companies

  •
  fluctuations in oil and natural gas prices

  •
  refining and marketing margins

  •
  the ability to produce and transport crude oil and natural gas to markets

  •
  fluctuations in interest rates and foreign currency exchange rates

  •
  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)

  •
  changes in environmental and other regulations

  •
  international political events

  •
  nature and scope of actions by stakeholders and/or the general public

        Many of these and other similar factors are beyond our control. We discuss these factors in greater detail in filings with the Canadian provincial securities commissions and the SEC.

        Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this prospectus supplement is made as of the date of this prospectus supplement and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this prospectus supplement.

SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issue	US$600,000,000 principal amount of 6.05% senior notes due 2018. US$900,000,000 principal amount of 6.80% senior notes due 2038.
Maturity Date	May 15, 2018 for the 2018 Notes. May 15, 2038 for the 2038 Notes.
Interest Payment Dates	May 15 and November 15 of each year, beginning November 15, 2008.
Ranking
The Notes will be our unsecured and unsubordinated obligations ranking equally and rateably with all of our other unsecured and unsubordinated obligations from time to time outstanding. Our obligations under the Notes will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities through which we conduct our operations. At March 31, 2008, our subsidiaries, partnerships and other entities through which we conduct our operations had approximately $987 million of indebtedness and other liabilities (excluding intercompany indebtedness and guarantees and $407 million of unsecured senior notes issued by PC Financial Partnership and guaranteed by us), comprising primarily trade payables. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus.
Optional Redemption
We may redeem some or all of the Notes at any time at the redemption prices described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement. We may also redeem the Notes, in whole but not in part, at the redemption price described in the prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.
Certain Covenants	The indenture governing the Notes contains covenants that, among other things:
• limit our ability and the ability of our restricted subsidiaries to create liens on certain of our property located in the United States, Canada and the United Kingdom;
• limit our ability and the ability of our restricted subsidiaries to enter into sale and leaseback transactions with respect to certain of our existing property; and
• restrict our ability to consolidate or merge with, or transfer all or substantially all of our assets to, another person.

These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.
Additional Amounts
We will make payments on the Notes without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or the interpretation or administration thereof in which case, subject to certain exceptions, we will pay such Additional Amounts as may be necessary so that the net amount received by holders of the Notes after such withholding or deduction will not be less than the amount that such holders would have received in the absence of such withholding or deduction. See "Description of Debt Securities—Additional Amounts" in the prospectus.
Use of Proceeds
The net proceeds to us from this offering will be approximately US$1,483 million, after deducting underwriting commissions, and after deducting the estimated expenses of the offering payable by us of approximately US$2 million. The net proceeds received by us from the sale of the Notes will be used to repay short-term notes payable and indebtedness outstanding under our syndicated credit facilities. The balance will be added to working capital and, as such, used for other purposes relating to our operations, which may include our capital expenditure program announced December 13, 2007. We may invest funds that we do not immediately require in short-term marketable securities. See "Consolidated Capitalization" in this prospectus supplement.
Form and Denomination
The Notes will be represented by one or more global notes registered in the name of Cede & Co., a nominee of The Depository Trust Company. Beneficial interests in any global note will be in denominations of US$2,000 and integral multiples of US$1,000. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, Notes in definitive form will not be issued.
Ratings
The Notes have been assigned a rating of Baa2 (stable) by Moody's Investors Service, Inc., a rating of BBB (stable) by Standard & Poor's Rating Services and a rating of A(low) (stable) by Dominion Bond Rating Services. See "Credit Ratings" in this prospectus supplement.
Governing Law	The Notes and the indenture governing the Notes will be governed by the laws of the State of New York.

PETRO-CANADA

        We are an integrated oil and natural gas company with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream businesses, we explore for, develop, produce and market crude oil, natural gas liquids (NGL) and natural gas in Canada and internationally. Our downstream business unit refines crude oil and other feedstock, and markets and distributes petroleum products and related goods and services, primarily in Canada. Our four core businesses are North American Natural Gas, International & Offshore, Oil Sands and Downstream, each of which is discussed in our annual information form incorporated by reference in the prospectus.

        We are organized under the Canada Business Corporations Act. Our common shares are listed on the Toronto Stock Exchange under the trading symbol "PCA" and on the New York Stock Exchange under the trading symbol "PCZ". Our registered and principal executive office is located at 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3. Telephone (403) 296-8000.

Business Units

Upstream

        Our upstream operations consist of three business units: North American Natural Gas, with current production in Western Canada and the U.S. Rockies; Oil Sands with operations in northeast Alberta; and International & Offshore. International & Offshore has two segments: East Coast Canada, with three major developments offshore Newfoundland and Labrador; and International, where we are active in two core areas: North Sea and Other International. The diverse asset base provides a balanced portfolio and a platform for long-term growth.

North American Natural Gas

        North American Natural Gas explores for and produces natural gas, crude oil and natural gas liquids (NGL) in Western Canada and the U.S. Rockies. This business also markets natural gas in North America and has established resources in the North West Territories and Alaska.

        The North American Natural Gas strategy is to be a significant market participant by accessing new and diverse natural gas supply sources in North America. Key features of the strategy include:

  •
  optimizing core properties in Western Canada and developing coal bed methane (CBM) and tight gas in the U.S. Rockies

  •
  targeting 50% to 60% reserves replacement in the short to medium term

  •
  focused exploration activity in Western Canada, with increasing emphasis in the U.S.

  •
  building the northern resource base for long-term growth

Oil Sands

        Our major Oil Sands interests include a 12% ownership in the Syncrude joint venture (an oil sands mining operation and upgrading facility), 100% ownership of the MacKay River in situ bitumen development (a steam-assisted gravity drainage (SAGD) operation), a 60% ownership in and operatorship of the proposed Fort Hills oil sands mining and upgrading project, and extensive oil sands acreage considered prospective for in situ development of bitumen resources.

        The Oil Sands strategy for profitable growth includes:

  •
  integrated development of reserves to maximize financial returns and reduce risk

  •
  disciplined capital investment to optimize the value created by long-life projects

  •
  a staged approach to development of capital-intensive oil sands projects to allow rigorous cost management and the opportunity to benefit from evolving technology

        We have chosen to participate in the full oil sands value chain due to its resource potential and our strong position with bitumen upgrading capacity. We have processing capacity through Syncrude and Suncor Energy Inc. (starting in 2008). We are also converting the conventional crude oil train at our Edmonton refinery to refine oil sands-based feedstock from northern Alberta, which is expected to startup at the end of 2008.

International & Offshore

        In the first quarter of 2007, we combined our East Coast Canada and International businesses under one management structure. The change leverages and grows the capabilities of similar operations. The combined East Coast Canada and International operations are now referred to as International & Offshore.

East Coast Canada

        We are positioned in every major producing oil development off Canada's east coast. We hold a 20% interest in Hibernia, a 27.5% interest in White Rose(1), a 23.9% interest in Hebron, and are the operator with a 34% interest in Terra Nova.

(1)
Our working interest in the White Rose Extensions will be 26.125% after the Energy Corporation of Newfoundland and Labrador acquires its 5% working interest effective with the signing of the final project agreements. There is no change to the White Rose 27.5% working interest for the original field development as the Energy Corporation of Newfoundland and Labrador is not a partner.

        The East Coast Canada strategy is to improve reliability and sustain profitable production well into the next decade leveraging the existing infrastructure. Key features of the strategy include:

  •
  delivering top quartile operating performance

  •
  sustaining profitable production through reservoir extensions and add-ons

  •
  pursuing high potential development projects

International

        For reporting purposes, we have consolidated our International activities into two core areas: the North Sea (the United Kingdom (U.K.), the Netherlands and Norway sectors) and Other International areas (Libya, Syria and offshore Trinidad and Tobago). This change better reflects existing production and exploration interests.

        International production and exploration interests are currently focused in two core areas. In the North Sea, production comes from the U.K. and the Netherlands sectors, with exploration activities extending into Denmark and Norway. The Other International region provides crude oil production from assets in Libya, natural gas production from operations offshore Trinidad and Tobago, and exploration and development activity in Syria.

        The International strategy is to access a sizable resource base using a three-fold approach:

  •
  optimize and leverage existing assets

  •
  seek out new, long-life opportunities

  •
  execute a substantial and balanced exploration program

Downstream

        We have the second largest Downstream business and are the "brand of choice" in Canada. In 2007, we accounted for approximately 13% of the total refining capacity in Canada and about 16% of total petroleum products sold in Canada.

        Downstream operations include two refineries—one in Edmonton and one in Montreal—with a total daily rated capacity of 40,500 cubic metres/day (m3/d) (255,000 b/d), a lubricants plant that is the largest producer of high quality lubricant base stocks in Canada, a network of more than 1,300 retail service stations, Canada's largest national commercial road transport network of 229 locations and a robust bulk fuel sales channel.

        The strategy in the Downstream business is to increase the profitability of the base business through effective capital investment and disciplined management of controllable factors. In 2008, planned Downstream capital investment focuses on growth projects. The Downstream business goal is to deliver superior returns and growth, including a 12% return on capital employed (ROCE) based on a mid-cycle business environment. Key features of the strategy include:

  •
  achieving and maintaining first quartile operating performance in all areas

  •
  managing and reducing costs, with a specific focus on reducing feedstock costs

  •
  growing revenue

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately US$1,483 million, after deducting underwriting commissions, and after deducting the estimated expenses of the offering payable by us of approximately US$2 million. The net proceeds received by us from the sale of the Notes will be used to repay short-term notes payable and indebtedness outstanding under our syndicated credit facilities. The balance will be added to working capital and, as such, used for other purposes relating to our operations, which may include our capital expenditure program announced December 13, 2007. We may invest funds that we do not immediately require in short-term marketable securities. See "Consolidated Capitalization" in this prospectus supplement.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

        The following tables set forth selected consolidated financial and operating information as at and for the three months ended March 31, 2008 and 2007 and as at and for the years ended December 31, 2007 and 2006.

        The selected consolidated financial information has been derived from our unaudited interim consolidated financial statements and our audited annual consolidated financial statements for the periods indicated, which are incorporated by reference in the prospectus documents.

        In addition, certain segmented financial information for our business units is set forth for the periods indicated.

        Our consolidated financial statements are presented in Canadian dollars and are prepared in accordance with GAAP, which differs from U.S. GAAP. For a discussion of the principal differences between our financial results as calculated under GAAP and under U.S. GAAP, you should refer to note 26 of our audited annual consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, incorporated by reference in the prospectus documents.

        You should read this information in conjunction with our audited consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007, including the notes thereto, our management's discussion and analysis for the year ended December 31, 2007, our unaudited comparative interim consolidated financial statements as at March 31, 2008 and for the three months ended March 31, 2008 and 2007, including the notes thereto, and our management's discussion and analysis for the three months ended March 31, 2008, all of which are incorporated by reference in the prospectus documents.

Summary Historical Financial Data(1)

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(in millions)
Statement of earnings items(2):
Revenue(3)	$6,586	$4,841	$21,250	$18,669
Expenses
Crude oil and product purchases	2,963	2,308	10,291	9,649
Operating, marketing and general	843	827	3,552	3,180
Exploration	143	142	490	339
Depreciation, depletion and amortization	523	441	2,091	1,365
Unrealized (gain) loss on translation of foreign currency denominated long-term debt	55	(17)	(246)	(1)
Interest	48	42	165	165
Earnings from continuing operations before income taxes(2)	2,011	1,098	4,907	3,972
Canadian GAAP
Net earnings from continuing operations	$1,076	$590	$2,733	$1,588
Statement of cash flows items(2):
Cash flow from continuing operating activities before changes in non-cash working capital(3)(4)	$1,852	$1,166	$3,762	$3,687
Cash flow from continuing operating activities(2)(3)	1,435	1,166	3,339	3,608
Expenditures on property, plant and equipment and exploration	1,016	716	3,988	3,435
Balance sheet items (at period end):
Cash and cash equivalents	$262	$807	$231	$499
Total assets	26,129	23,050	23,852	22,646
Total debt	3,176	2,751	3,450	2,894
Canadian GAAP
Shareholders' equity	13,649	10,903	11,870	10,441
Other financial data:
EBITDAX(3)(5)	$2,725	$1,723	$7,653	$5,841

Notes

(1)
From continuing operations.

(2)
On January 31, 2006, we completed the sale of our producing assets in Syria for net proceeds of $640 million, resulting in a gain on sale of $134 million. Total net earnings from discontinued operations were $152 million for the year-ended December 31, 2006. Cash flow from operating activities for the year-ended December 31, 2006 related to these discontinued operations was $15 million.

(3)
As part of our acquisition of the Buzzard field in the U.K. sector of the North Sea, we entered into a series of derivative contracts for the future sale of Dated Brent crude oil. Some derivative contracts matured from July 1, 2007 to December 31, 2007, resulting in realized losses of $291 million ($193 million after-tax) for the year-ended December 31, 2007. All remaining outstanding derivative contracts were settled in the fourth quarter of 2007, which resulted in realized losses and a decrease in cash flow from continuing operating activities of $1,725 million ($1,145 million after-tax) for the year-ended December 31, 2007. Net losses on the Buzzard derivative contracts were $88 million ($60 million after-tax) and $535 million ($331 million after-tax) for three months ended March 31, 2007 and year-ended December 31, 2007 respectively (Year ended December 31, 2006—$259 million ($240 million after-tax)), which are included in revenue.

(4)
We use cash flow from continuing operating activities before changes in non-cash working capital to analyze our operating performance, leverage and liquidity. Cash flow from continuing operations before changes in non-cash working capital does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. Cash flow from continuing operations before changes in non-cash working capital is not intended to represent our operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from continuing operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. The following provides a reconciliation of cash flow from operating activities to cash flow from continuing operations before changes in non-cash working capital:

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(in millions)
Cash flow from continuing operating activities	$1,435	$1,166	$3,339	$3,608
Increase in non-cash working capital related to continuing operating activities	417	—	423	79

Cash flow from continuing operations before changes in non-cash working capital	$1,852	$1,166	$3,762	$3,687

(5)
EBITDAX represents earnings from continuing operations before income taxes, interest expense, depreciation, depletion and amortization and exploration expenses. EBITDAX does not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other companies. EBITDAX is presented because it is frequently used to evaluate a company's ability to service debt. We believe that EBITDAX, while providing useful information, should not be considered in isolation or as a substitute for net earnings as an indicator of operating performance or as an alternative to cash flow from continuing operations before changes in non-cash working capital as a measure of liquidity. The following table provides a reconciliation of EBITDAX from net earnings:

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
	(in millions)
Net earnings from continuing operations	$1,076	$590	$2,733	$1,588
Add:
Provision for income taxes	935	508	2,174	2,384
Interest expense	48	42	165	165
Depreciation, depletion and amortization	523	441	2,091	1,365
Exploration expenses	143	142	490	339

EBITDAX	$2,725	$1,723	$7,653	$5,841

Summary Segmented Financial Information(1)(2)

	Three Months Ended March 31,		Year Ended December 31
	2008	2007	2007	2006
	(in millions)
Upstream
North American Natural Gas
Revenue	$532	$495	$1,737	$1,859
Earnings before income taxes(3)	105	164	220	584
Net earnings(3)	74	112	191	405
Expenditures on property, plant and equipment and exploration	167	205	866	788
Total assets	4,179	4,121	4,119	4,151
Oil Sands
Revenue	$644	$386	$1,674	$1,414
Earnings before income taxes	152	63	365	301
Net earnings	112	43	316	245
Expenditures on property, plant and equipment and exploration	178	90	779	377
Total assets	3,936	2,967	3,659	2,885
International and Offshore
East Coast Canada
Revenue	$887	$730	$3,167	$2,302
Earnings before income taxes	543	386	1,772	1,347
Net earnings	375	256	1,229	934
Expenditures on property, plant and equipment and exploration	38	38	159	256
Total assets	2,352	2,327	2,345	2,465
International
Revenue(4)	$1,363	$574	$3,148	$2,181
Earnings from continuing operations before income taxes(4)	975	231	1,725	1,352
Net earnings (loss) from continuing operations(4)	336	9	374	(206)
Expenditures on property, plant and equipment and exploration	251	157	762	760
Total assets	6,058	6,220	5,180	6,031
Downstream
Revenue	$3,762	$3,088	$13,353	$12,381
Earnings before income taxes	252	277	889	668
Net earnings	184	184	629	473
Expenditures on property, plant and equipment and exploration	378	221	1,396	1,229
Total assets	9,677	6,894	7,989	6,649

Notes

(1)
From continuing operations.

(2)
Information in this table does not include our Shared Services and Eliminations segments which include investment income, interest expense, foreign currency translation, general corporate revenue and expense, inter-segment sales and unrealized inter-segment profits in inventories. You should refer to Notes 3, 4 and 6 of our December 31, 2007 audited consolidated financial statements, which are incorporated by reference in the prospectus documents.

(3)
North American Natural Gas segment earnings for the year ended December 31, 2007 include a $150 million ($97 million after-tax) impairment expense due to a write-down of its coal bed methane assets in the U.S. Rockies' Powder River Basin. For the three months ended March 31, 2008, North American Natural Gas segment earnings include a depreciation, depletion and amortization charge of $35 million ($24 million after-tax) for accumulated project development costs relating to the proposed liquefied natural gas (LNG) re-gasification facility at Gros-Cacouna, Quebec, which has been postponed due to global LNG business conditions.

(4)
As part of our acquisition of the Buzzard field in the U.K. sector of the North Sea, we entered into a series of derivative contracts for the future sale of Dated Brent crude oil. Some derivative contracts matured from July 1, 2007 to December 31, 2007, resulting in realized losses of $291 million ($193 million after-tax) for the year-ended December 31, 2007. All remaining outstanding derivative contracts were settled in the fourth quarter of 2007, which resulted in realized losses and a decrease in cash flow from continuing operating activities of $1,725 million ($1,145 million after-tax) for the year-ended December 31, 2007. Net losses on the Buzzard derivative contracts were $88 million ($60 million after-tax) and $535 million ($331 million after-tax) for three months ended March 31, 2007 and year-ended December 31, 2007 respectively (Year ended December 31, 2006—$259 million ($240 million after-tax)), which are included in revenue.

Selected Operating Information

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006
Average Daily Production (before royalties)(1)
Crude oil and natural gas liquids (mbbls/day)	308	280	297	222
Natural gas (mmcf/day)	712	748	728	742
Barrels of oil equivalent (mboe/day)	427	405	418	345
Average Daily Production (after royalties)(1)
Crude oil and natural gas liquids (mbbls/day)	276	258	270	206
Natural gas (mmcf/day)	592	620	594	584
Barrels of oil equivalent (mboe/day)	375	361	369	303
Proved Developed and Undeveloped Reserves (before royalties)(2)
Crude oil and natural gas liquids (mmbbls)	—	—	1,022	950
Natural gas (bcf)	—	—	1,759	1,945
Barrels of oil equivalent (mmboe)	—	—	1,315	1,274
Proved Developed and Undeveloped Reserves (after royalties)(2)
Crude oil and natural gas liquids (mmbbls)	—	—	886	841
Natural gas (bcf)	—	—	1,399	1,546
Barrels of oil equivalent (mmboe)	—	—	1,119	1,099
Petroleum Product Sales
Gasoline (mcm/day)(3)	23.6	22.8	24.1	24.2
Middle distillates (mcm/day)(4)	19.7	22.7	19.9	19.6
Other (mcm/day)(5)	8.9	7.5	9.3	8.7

Total (mcm/day)	52.2	53.0	53.3	52.5

Notes

(1)
Production is from continuing operations.

(2)
Includes production and reserves of synthetic crude oil from Syncrude mining operation. The reporting of working interest reserves before royalties, mmboe and combining oil and gas and oil sands mining activities together does not conform to SEC standards.

(3)
Includes motor and aviation gasolines.

(4)
Includes diesel oils, heating oils and aviation jet fuels.

(5)
Includes heavy fuel oils, asphalts, lubricants, liquefied petroleum gases, petrochemical feedstocks and other petroleum and non-petroleum products.

CONSOLIDATED CAPITALIZATION

        The following table sets forth our consolidated capitalization as at March 31, 2008:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale of the Notes and the application of the net proceeds, as described under "Use of Proceeds".

        You should read this table together with our unaudited comparative interim consolidated financial statements for the three months ended March 31, 2008, which are incorporated by reference in the prospectus. For the purpose of the capitalization table, all US dollar amounts have been translated into Canadian dollars based on the Bank of Canada noon buying rate of US$0.9729 per $1.00 on March 31, 2008.

	As at March 31, 2008
	Actual	As Adjusted
	(in millions)
Short-term notes payable(1)	$431	$—
Long-term debt, including portions due within one year:
5.95% unsecured senior notes due May 15, 2035	$601	$601
5.35% unsecured senior notes due July 15, 2033	260	260
7.00% unsecured debentures due November 15, 2028	247	247
7.875% unsecured debentures due June 15, 2026	278	278
9.25% unsecured debentures due October 15, 2021	306	306
5.00% unsecured senior notes due November 15, 2014(2)	407	407
4.00% unsecured senior notes due July 15, 2013	288	288
Syndicated credit facilities	300	—
Capital leases due 2008 to 2022	58	58
Notes offered hereby	—	1,525

Total long-term debt	$2,745	$3,970

Total debt	$3,176	$3,970

Shareholders' equity:
Common shares	$1,368	$1,368
Contributed surplus	24	24
Retained earnings	12,261	12,261
Accumulated other comprehensive income
Foreign currency translation adjustment	(4)	(4)

Total shareholders' equity	$13,649	$13,649

Total capitalization	$16,825	$17,619

Notes

(1)
Short-term notes payable are drawings on our demand credit facilities in the form of Canadian dollar Bankers' Acceptances and London Interbank Offered Rate (LIBOR) loans.

(2)
These unsecured senior notes were issued by PC Financial Partnership and guaranteed by Petro-Canada.

DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes (referred to in the prospectus as the "debt securities") supplements and, to the extent inconsistent therewith, replaces the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this section have the meanings given to them in the prospectus. In this section only, "Petro-Canada", "we", "us" or "our" refers only to Petro-Canada and not any of its subsidiaries or interests in partnerships or other entities.

General

        The Notes will be issued under an indenture dated as of June 20, 2003 entered into between us and The Bank of New York, as trustee (the "Trustee"), as supplemented (the "Indenture"). The 2018 Notes initially will be issued in an aggregate principal amount of US$600,000,000 and will mature on May 15, 2018, and the 2038 Notes initially will be issued in an aggregate principal amount of US$900,000,000 and will mature on May 15, 2038. The 2018 Notes will bear interest at the rate of 6.05% per year and the 2038 Notes will bear interest at the rate of 6.80% per year. Interest on the Notes will be payable semi-annually on May 15 and November 15 of each year, commencing November 15, 2008, to the persons in whose names the Notes are registered at the close of business on the preceding May 1 or November 1, respectively.

        Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars. The Notes will not be entitled to the benefit of any sinking fund.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the Notes.

        We may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional Notes under the Indenture. Such additional Notes will rank equally and will have the same terms as the Notes offered hereby in all respects (except for the payment of interest accruing prior to the issue date of the new Notes and except for the first payment of interest following the issue date of the new Notes) so that such new Notes may be consolidated and form a single series with the Notes. In the event that additional Notes are issued we will prepare a new prospectus supplement.

Ranking and Other Indebtedness

        The Notes will be our direct unsecured and unsubordinated obligations and will rank equally and ratably with all of our other unsecured and unsubordinated obligations from time to time outstanding. We conduct a substantial portion of our operations through subsidiaries, partnerships and other entities. Our obligations under the Notes will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities through which we conduct our operations. At March 31, 2008, our subsidiaries, partnerships and other entities had approximately $987 million of indebtedness and other liabilities (excluding intercompany indebtedness and guarantees and $407 million of unsecured senior notes issued by PC Financial Partnership and guaranteed by us), comprising primarily trade payables.

Optional Redemption

        The Notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100 percent of the principal amount of the Notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 35 basis points in the case of the 2018 Notes, and at the Adjusted Treasury Rate plus 35 basis points in the case of the 2038 Notes, in either case, plus accrued interest thereon to the date of redemption.

        Notice of any redemption will be mailed by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the Notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, applying a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means (A) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer; and (B) each additional Primary Treasury Dealer selected by us, if any.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third business day preceding such redemption date.

Book-Entry System

        The Depository Trust Company (the "Depositary" or "DTC") will act as securities depositary for the Notes. The Notes will be issued as fully registered notes registered in the name of Cede & Co.

(the Depositary's nominee). One or more fully registered global notes ("Global Notes") will be issued for each of the Notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Debt Securities in Global Form" in the prospectus will be applicable to the Notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants ("direct participants") include:

  •
  securities brokers and dealers;

  •
  banks;

  •
  trust companies;

  •
  depositaries for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

        The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the Financial Industry Regulatory Authority. Access to the Depositary's system is also available to others such as brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its direct and indirect participants are on file with the SEC. All interests in the Global Notes, including those held through the Euroclear System ("Euroclear") or Clearstream Banking, S.A. ("Clearstream"), may be subject to the procedures and requirements of the DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

        Purchases of Notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive Notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in the prospectus. In particular, the Depositary may discontinue providing its services as securities depositary with respect to the Notes at any time by giving reasonable notice to us or the Trustee. Under these circumstances, and in the event that a successor depositary is not obtained, Notes in definitive form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). In that event, Notes in definitive form will be printed and delivered.

        To facilitate subsequent transfers, the Global Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the Global Notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Global Notes representing the Notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Payments of principal, premium, if any, and interest on the Notes will be made to the Depositary, as the registered owner of the Global Notes. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by direct and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the direct or indirect participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to the Depositary is our responsibility or the responsibility of the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct participants and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interests in the Notes by the Depositary or the direct participants or indirect participants or for maintaining or reviewing any records of the Depositary or the direct participants or indirect participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Global Clearance and Settlement Procedures

        Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and the Euroclear System, as applicable.

        Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

        Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear participant or Clearstream participant on that business day. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales of the Notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

INTEREST COVERAGE

        The following consolidated interest coverage ratios are calculated for the 12 month periods ended December 31, 2007 and March 31, 2008 based on GAAP amounts derived from our audited December 31, 2007 financial statements and unaudited financial information as at and for the 12 month period ended March 31, 2008. The interest coverage ratios set forth below give effect to the issuance of all of our debt and repayment or redemption thereof as of that date. The As Adjusted ratios are adjusted to give effect to the issuance of the Notes and application of the estimated proceeds to repay outstanding bank debt as if such transactions occurred at the beginning of such 12 month period. The interest coverage ratios do not purport to be indicative of interest coverage ratios for any future periods.

	12 Months Ended March 31, 2008		Year Ended December 31, 2007
	Actual	As Adjusted	Actual	As Adjusted
Interest coverage on debt:
Earnings(1)	28.9 times	20.3 times	26.0 times	17.1 times

(1)
Interest coverage on debt on an earnings basis is equal to net earnings from continuing operations before interest expense and income taxes divided by interest expenditures (interest expense plus capitalized interest).

        Our interest expenditures (interest expense plus capitalized interest) amounted to $207 million and $195 million for the 12 months ended March 31, 2008 and December 31, 2007, respectively. Included in interest expenditures are capitalized interest amounts of $36 million and $30 million for the 12 months ended March 31, 2008 and December 31, 2007, respectively. Our earnings before interest expense and income taxes for the 12 months ended March 31, 2008 and December 31, 2007 were $5,991 million and $5,072 million, respectively.

CREDIT RATINGS

        Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities. The following table discloses the ratings of our unsecured long-term debt securities by the rating agencies indicated:

Rating Agency	Rating
Moody's Investors Service, Inc. ("Moody's")	Baa2/stable
Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc. ("S&P")	BBB/stable
Dominion Bond Rating Services ("DBRS")	A (low)/stable

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, an obligation rated Baa is subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

        Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, long-term debt rated A are of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated companies. The ratings from AA to C may be modified by the addition of a "high" or "low" grade to indicate the relative standing of a credit within a particular rating category.

        The credit ratings accorded to the Notes by the rating agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

MATERIAL INCOME TAX CONSIDERATIONS

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Material Canadian Federal Income Tax Considerations

        In the opinion of Fraser Milner Casgrain LLP, our Canadian counsel, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences to a purchaser of the Notes who, for purposes of the Income Tax Act (Canada) (the "Tax Act"), deals with Petro-Canada at arm's length within the meaning of the Tax Act, and is neither a resident of Canada nor deemed to be a resident of Canada (a "Non-Resident Holder"). For purposes of the Tax Act, related persons (as defined in the Tax Act) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length. This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"), and all specific proposals to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada.

        The payment by Petro-Canada of interest, premium, if any, or principal on the Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.

        No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the Notes or the receipt of interest, premium, if any, or principal thereon by Non-Resident Holders who do not use or hold and are not deemed to use or hold the Notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are non-resident insurers carrying on an insurance business in Canada and elsewhere may be subject to such taxes.

Material United States Federal Income Tax Considerations

        The following describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of the Notes by U.S. Holders (as defined below). Persons considering the purchase, ownership or disposition of Notes should consult their tax advisors with regard to the application of the United States, Canadian and other income tax laws to their particular situations.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and United States Treasury regulations, rulings and judicial decisions under the Code, each as in effect as of the date of this prospectus supplement, and all of which are subject to differing interpretations and may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. We have not obtained an opinion of counsel or any ruling from the United States Internal Revenue Service ("IRS") with respect to the tax consequences of an investment in the Notes and, as a result, there can be no assurance that the IRS will take a similar view as to any of the U.S. federal income tax consequences described in this summary.

        This general discussion of certain United States federal income tax consequences applies to you if you acquire the Notes at original issue for cash and hold the Notes as a "capital asset" under Section 1221 of the Code. This summary does not consider any tax consequences arising under United States federal gift or estate tax laws or under the tax laws of any state, local or foreign jurisdiction. In addition, it does not include all of the rules which may affect the United States tax treatment of your investment in the Notes. For example, special rules not discussed here may apply to you if you are:

  •
  a broker-dealer, a dealer in securities or currencies, or a financial institution;

  •
  a pass-through entity (e.g., a partnership) or an investor who holds the Notes through a pass-through entity (e.g., a partner in a partnership);

  •
  an insurance company, a real estate investment trust, a financial institution, or a regulated investment company;

  •
  a tax-exempt organization, a qualified retirement plan, an individual retirement account, or other tax deferred account;

  •
  subject to the alternative minimum tax provisions of the Code;

  •
  holding the Notes as part of a hedge, straddle or other risk reduction or constructive sale transaction, conversion transaction or a synthetic security or other integrated transaction; or

  •
  a U.S. Holder whose "functional currency" is not the US dollar.

        This summary may not address your particular circumstances. Please consult your tax advisor regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, holding and disposition of the Notes in your particular circumstances.

U.S. Holders.    This section applies to you only if you are a U.S. Holder (as defined below).

Definition of United States Holder.    You are a "U.S. Holder" if you hold the Notes and you are:

  •
  a citizen or resident of the United States;

  •
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or of any of its political subdivisions;

  •
  an estate, the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has properly elected under applicable United States Treasury regulations to be treated as a United States person.

        If a partnership holds Notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Those investors that are partners of a partnership purchasing Notes are urged to consult their own tax advisors with respect to the particular consequences to them. As used herein, a Non-U.S. Holder means a beneficial owner of a Note who is not a U.S. Holder.

Payments of Interest.    Interest (including Additional Amounts, if any, and any Canadian withholding tax paid by us) received on the Notes is generally taxable to you as ordinary interest income. You generally must pay United States federal income tax on the interest on the Notes:

  •
  when it accrues, if you use the accrual method of accounting for United States federal income tax purposes; or

  •
  when you receive it, if you use the cash method of accounting for United States federal income tax purposes.

        Interest paid on the Notes will generally constitute income from sources outside the United States. For foreign tax credit limitation purposes, interest on the Notes generally will constitute "passive" or "general" income. A U.S. Holder's ability to claim a foreign tax credit is subject to numerous limitations, and, because of the complexity of these limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that may be claimed as a credit.

Sale or Other Taxable Disposition of the Securities.    You must recognize a gain or loss on the sale, exchange, redemption, repurchase, retirement or other taxable disposition of a Note. The amount of your gain or loss equals the difference between the amount you receive for the Note (in cash or other property, valued at fair market value), minus the amount attributable to accrued interest on the Note (which will be taxable as interest income if not previously included in gross income), minus your adjusted tax basis in the Note. Your initial tax basis in a Note equals the price you paid for the Note.

        Any such gain or loss on a taxable disposition of a Note as described in the foregoing paragraph will generally constitute a capital gain or loss and will be a long-term capital gain or loss if you held such Note for more than one year. Under current law, net long-term capital gains of non-corporate taxpayers under certain circumstances are taxed at lower rates than items of ordinary income. The deduction of capital losses is subject to certain limitations. If you are a U.S. resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source gain or loss, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Information Reporting and Backup Withholding.    In general, information reporting requirements will apply to payments of interest on, and the proceeds of the sale or other disposition of, a Note to U.S. Holders other than certain exempt recipients (including, among others, corporations and certain tax-exempt organizations). In addition, if you are not an exempt recipient, you may be subject to backup withholding tax, currently at a rate of 28 percent, with respect to such payments. The backup withholding tax will not apply to you if you provide your taxpayer identification number ("TIN") in the prescribed manner unless:

  •
  the IRS notifies us or our agent that the TIN you provided is incorrect;

  •
  you are notified by the IRS that you have failed to properly report payments of interest and dividends; or

  •
  in some circumstances, you fail to certify under penalties of perjury that you have furnished a correct TIN and that you are not subject to backup withholding.

        You should consult your personal tax advisors regarding your qualifications for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against your U.S. tax liability, and you may use any amounts withheld as a refund or credit against your United States federal income tax liability as long as you provide certain information to the IRS. A U.S. Holder who does not provide a correct TIN may be subject to penalties imposed by the IRS.

        THIS DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED FOR THE PURPOSE OF AVOIDING TAX PENALTIES; THIS DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE NOTES; AND EACH PROSPECTIVE INVESTOR SHOULD SEEK ADVICE BASED ON SUCH PROSPECTIVE INVESTOR'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

European Union Directive on the Taxation of Savings Income

        Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

UNDERWRITING

        We intend to offer the Notes through the underwriters. Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement dated May 12, 2008 between us and the underwriters, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name below.

Underwriters	Principal Amount of 2018 Notes		Principal Amount of 2038 Notes
Citigroup Global Markets Inc.	US$	120,000,000	US$	180,000,000
Deutsche Bank Securities Inc.		120,000,000		180,000,000
HSBC Securities (USA) Inc.		120,000,000		180,000,000
BMO Capital Markets Corp.		60,000,000		90,000,000
BNP PARIBAS Securities Corp.		60,000,000		90,000,000
Banc of America Securities LLC		15,000,000		22,500,000
CIBC World Markets Corp.		15,000,000		22,500,000
Greenwich Capital Markets, Inc.		15,000,000		22,500,000
J.P. Morgan Securities Inc.		15,000,000		22,500,000
Mitsubishi UFJ Securities International plc		15,000,000		22,500,000
RBC Capital Markets Corporation		15,000,000		22,500,000
Scotia Capital (USA) Inc.		15,000,000		22,500,000
TD Securities (USA) LLC		15,000,000		22,500,000

Total	US$	600,000,000	US$	900,000,000

        Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the Notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by Financial Industry Regulatory Authority regulations.

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        The underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not to exceed 0.400% of the principal amount of the 2018 Notes and 0.500% of the principal amount of the 2038 Notes. The underwriters may allow, and other such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the 2018 Notes and 0.375% of the principal amount of the 2038 Notes, on sales to certain other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price, concessions and discount.

        The Notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any Notes purchased by it, in Canada or to residents of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the Notes will require each dealer or other party thereto to make an agreement to the same effect.

        The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

        We estimate that our total expenses for this offering will be US$2 million.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Each of the underwriters is, directly or indirectly, a wholly owned or majority owned subsidiary of a bank that is currently a lender to us (the "Lenders") and we may be considered to be a connected issuer to each of the Lenders. We were indebted to the Lenders for an aggregate of approximately $731 million as of March 31, 2008, under various credit facilities, representing approximately 23% of our total indebtedness as of that date and we are also contingently liable to the Lenders under letters of credit and similar instruments for approximately $239 million. The decision to distribute the Notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the Lenders did not have any involvement in such decision or determination, the net proceeds of the offering of the Notes will be applied toward repaying some of the indebtedness to such Lenders. We are in compliance with the terms of such credit facilities and none of the Lenders affiliated with the underwriters were involved in the decision to offer the Notes or in the determination of the terms of the distribution of the Notes. See "Use of Proceeds".

        As a consequence of the sale of the Notes, each of the underwriters will receive a commission on the principal amount of Notes sold by it and it is currently anticipated that the banks affiliated with certain of the underwriters will receive more than 10 percent of the net proceeds from the sale of the Notes as repayment of this indebtedness. Accordingly, this offering is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. (currently known as Financial Industry Regulatory Authority). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody's rating service or BBB or better by S&P's rating service.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the underwriters create a short position in the Notes in connection with the offering (i.e., if they sell more Notes than are on the cover page of this prospectus supplement) the underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each initial purchaser has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time the following exemptions are met:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each person who receives any communication in respect of or purchaser of Notes described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or to subscribe the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        We have not authorized and do not authorize the making of any offer of the Notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the Notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the Notes, other than the underwriters, is authorized to make any further offer of the Notes on our behalf or on behalf of the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together with Qualified Investors (defined above) being referred to as "relevant persons"). This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

UK Stabilisation

        In connection with this offering, Citigroup Global Markets Inc., on behalf of the underwriters, may overallot or effect transactions with a view to supporting the market price of the notes at a higher level than that which might otherwise prevail in the market for a limited period after the issue date. However, there may be no obligation on the underwriters to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with the issue of the Notes will be passed upon for us by Fraser Milner Casgrain LLP, Calgary, Alberta. Certain matters relating to United States law in connection with the issue of the Notes will be passed upon for us by Fulbright & Jaworski L.L.P. Certain legal matters relating to United States law in connection with the issue of the Notes will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As to all matters of Canadian federal and Alberta law, Fulbright & Jaworski L.L.P. may rely upon the opinion of Fraser Milner Casgrain LLP. As to all matters of U.S. federal and New York law, Fraser Milner Casgrain LLP may rely upon the opinion of Fulbright & Jaworski L.L.P.

        As of the date of this prospectus supplement, the partners and associates of Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than one percent of any class of our outstanding securities.

AUDITORS' CONSENT

        We refer to the prospectus supplement dated May 12, 2008 relating to the offering of US$600,000,000 of 6.05% Senior Notes due 2018 and US$900,000,000 of 6.80% Senior Notes due 2038 of Petro-Canada (the "Company"), to the short form base shelf prospectus dated March 31, 2008 relating to the offering of up to US$4,000,000,000 of debt securities of the Company (collectively, the "Prospectus"). We have read the Prospectus and have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2007 and 2006 and the consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended December 31, 2007. Our report is dated February 14, 2008.

Calgary, Canada	(Signed) DELOITTE & TOUCHE LLP
May 12, 2008	Chartered Accountants

Base Prospectus

US$4,000,000,000

DEBT SECURITIES

        We may from time to time offer for sale and issue debt securities in an aggregate principal amount of up to US$4,000,000,000 (or its equivalent in other currencies) during the 25 month period that this prospectus (including any amendments hereto) remains effective.

        The specific terms of the debt securities with respect to a particular offering will be set out in a supplement to this prospectus and may include, where applicable, the specific designation, aggregate principal amount, currency or currency unit for which the debt securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption or retraction and any other specific terms. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

        Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of United States companies.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement and consult your own tax advisor with respect to your own particular circumstances.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are continued under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets and all or a substantial portion of the assets of such officers, directors and experts are located outside the United States.

March 31, 2008.

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to "Petro-Canada", the "Company", "us", "we" or "our" mean Petro-Canada and its subsidiaries. Unless otherwise specified, all dollar amounts contained in this prospectus and in any prospectus supplement are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars. All financial information included and incorporated by reference in this prospectus or included in any prospectus supplement is prepared using generally accepted accounting principles which are in effect from time to time in Canada, which we refer to as "GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

        This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell the debt securities described in this prospectus which may consist of debentures, notes, other types of debt securities or any combination thereof, in one or more offerings up to an aggregate principal amount of US$4,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        We prepare our consolidated financial statements in accordance with GAAP, which differs from U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to note 26 to our annual audited consolidated financial statements as at and for the year ended December 31, 2007 for a discussion of the principal differences between our financial results calculated under GAAP and under U.S. GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated in this prospectus by reference may be obtained on request without charge from our Corporate Secretary at:

  Petro-Canada
  P.O. Box 2844
  150 - 6th Avenue S.W.
  Calgary, Alberta T2P 3E3
  (403) 296-8000
  Attention: Corporate Secretary

        You may also access our disclosure documents and any reports, statements or other information that we file with the Canadian provincial securities commissions or other similar regulatory authorities through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance with the Exchange Act, file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. Our filings since November 4, 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

        Under applicable securities laws in Canada and the United States, we are permitted to incorporate by reference in this prospectus certain information we file with the securities regulatory authorities in Canada and the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with the SEC in connection with the debt securities. The following documents, which have been filed with the securities regulatory authorities in Canada and with the SEC, are specifically incorporated by reference in this prospectus:

  •
  our management proxy circular dated March 7, 2008 relating to our annual meeting of shareholders to be held on April 29, 2008;

  •
  our annual information form dated March 17, 2008 for the year ended December 31, 2007;

  •
  our audited comparative consolidated financial statements as at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, together with the notes thereto and the report of the auditors thereon; and

  •
  our management's discussion and analysis for the year ended December 31, 2007.

        Any documents of the type referred to in the preceding paragraph, or required to be incorporated by reference herein pursuant to National Instrument 44-101—Short Form Prospectus Distributions, including annual information forms, information circulars, annual and interim financial statements and related management's discussion and analysis, material change reports (excluding confidential reports, if any), business acquisition reports, updated earnings coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference in this prospectus. To the extent that any document or information incorporated by reference in this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-9 of which this prospectus forms a part. In addition, any document filed by us with the SEC pursuant to section 13(a) or 15(d) of the Exchange Act which specifically states that it is intended to be incorporated by reference in the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in such registration statement.

        Upon a new annual information form and related annual financial statements being filed by us with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, management's discussion and analysis and material change reports filed prior to the commencement of the then current fiscal year will be deemed to be superceded and replaced and will no longer be deemed to be incorporated in this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of the applicable debt securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of such prospectus supplement but only for the purposes of the offering of the debt securities covered by that prospectus supplement.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference forward-looking statements or information (collectively, "forward-looking information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget," or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:

•  business strategies and goals

•  future investment decisions

•  outlook (including operational updates and strategic milestones)

•  future capital, exploration and other expenditures

•  future cash flows

•  future resource purchases and sales

•  construction and repair activities

•  turnarounds at refineries and other facilities

•  anticipated refining margins

•  future oil and natural gas production levels and the sources of their growth

•  project development, and expansion schedules and results

•  future exploration activities and results, and dates by which certain areas may be developed or come on-stream

•  retail throughputs

•  pre-production and operating costs

•  reserves and resources estimates

•  royalties and taxes payable

•  production life-of-field estimates

•  natural gas export capacity

•  future financing and capital activities (including purchases of our common shares under our normal course issuer bid (NCIB) program)

•  contingent liabilities (including potential exposure to losses related to retail licensee agreements)

•  environmental matters

•  future regulatory approvals

•  expected rates of return

        Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

•  industry capacity

•  imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves

•  the effects of weather and climate conditions

•  the results of exploration and development drilling, and related activities

•  the ability of suppliers to meet commitments

•  decisions or approvals from administrative tribunals

•  risks associated with domestic and international oil and natural gas operations

•  general economic, market and business conditions

•  competitive action by other companies

•  fluctuations in oil and natural gas prices

•  refining and marketing margins

•  the ability to produce and transport crude oil and natural gas to markets

•  fluctuations in interest rates and foreign currency exchange rates

•  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)

•  changes in environmental and other regulations

•  international political events

•  nature and scope of actions by stakeholders and/or the general public

        Many of these and other similar factors are beyond our control. We discuss these factors in greater detail in filings with the Canadian provincial securities commissions and the SEC.

        We caution that the foregoing list of important factors affecting forward-looking information is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required by law.

PETRO-CANADA

        We are an integrated oil and natural gas company with a portfolio of businesses spanning both the upstream and downstream sectors of the industry. In the upstream businesses, we explore for, develop, produce and market crude oil, natural gas liquids (NGL) and natural gas in Canada and internationally. Our downstream business unit refines crude oil and other feedstock, and markets and distributes petroleum products and related goods and services, primarily in Canada. Our core businesses are North American Natural Gas, International & Offshore, Oil Sands and Downstream, each of which is discussed in our annual information form incorporated by reference in this prospectus.

        We are organized under the Canada Business Corporations Act. Our common shares are listed on the Toronto Stock Exchange under the trading symbol "PCA" and on the New York Stock Exchange under the trading symbol "PCZ". Our registered and principal executive office is located at 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3. Telephone: (403) 296-8000.

USE OF PROCEEDS

        Unless otherwise indicated in a prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our operations, which may include financing our capital expenditure program and working capital requirements. We may also use such proceeds for the repayment of debt and the financing of acquisitions. The specific principal purposes for which the net proceeds will be used and the amount of net proceeds to be used for any such purpose will be provided in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities.

INTEREST COVERAGE

        The following consolidated interest coverage ratio is calculated for the twelve month period ended December 31, 2007 based on GAAP financial information. The interest coverage ratio does not give effect to the issuance of securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not known at present. The interest coverage ratio set forth below gives effect to the issuance of all of our debt and repayment or redemption thereof as of December 31, 2007 and the repayment of $695 million of long term bank debt subsequent to that date. The Interest coverage ratio does not purport to be indicative of interest coverage ratios for any future periods.

Twelve Months Ended December 31, 2007
Interest coverage on debt:
Earnings(1)	26.2 times

    Notes:

    (1)
    Interest coverage on debt on an earnings basis is equal to net earnings before interest expense and income taxes divided by interest expenditures (interest expense plus capitalized interest).

        Our interest expenditures after giving effect to repayment of long term bank debt subsequent to December 31, 2007 (interest expense and capitalized interest) amounted to $194 million for the 12 months ended December 31, 2007. Included in interest expenditures are capitalized interest amounts of $30 million for the 12 months ended December 31, 2007. Our earnings before interest expense and income taxes for the 12 months ended December 31, 2007 were $5,072 million.

        If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include interest coverage ratios giving effect to the issuance of such securities.

RISK FACTORS

        Purchasing our debt securities is subject to certain risks. You should consider carefully the risk factors set forth below as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing the debt securities. In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our annual information form and our management's discussion and analysis, which are incorporated herein by reference. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially adversely affected.

Risks Relating to the Debt Securities

There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

        There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop. There is currently no public market through which the debt securities may be sold and, unless otherwise specified in the applicable prospectus supplement, we do not intend to apply for listing of the debt securities on any securities exchanges. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition.

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Increases in interest rates may cause the market price or value of the debt securities to decline.

        The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise.

The debt securities will be effectively subordinated to creditors of our subsidiaries, partnerships and other entities.

        We conduct our operations through a number of corporate and partnership subsidiaries. The debt securities will be effectively subordinated to claims of creditors of our subsidiaries, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

We have made only limited covenants in the trust indenture governing the debt securities and these limited covenants may not protect your investment.

        The trust indenture governing the debt securities does not:

  •
  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, may not protect holders of the debt securities in the event that we experience significant adverse changes in our financial condition or results of operations;

  •
  limit our ability to incur indebtedness that is equal in right of payment to the debt securities;

  •
  restrict our ability to make investments or to pay dividends or make other payments in respect of, or repurchase, our common shares or other securities ranking junior to the debt securities; or

  •
  necessarily afford holders of debt securities protection should we be involved in a transaction that significantly increases our leverage.

        The trust indenture governing the debt securities contains only limited protections in the event of many types of transaction that we could engage in, including acquisitions, refinancings, recapitalizations or restructurings that could substantially affect our capital structure and the value of the debt securities. If any such transaction should occur, the value of your debt securities may decline.

DESCRIPTION OF DEBT SECURITIES

        The following describes certain general terms and provisions of the debt securities. We will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, you must refer to both the applicable prospectus supplement relating to the series and the description of the debt securities set forth in this prospectus.

        In this section, unless the context otherwise indicates, "we", "us", "our" or "Petro-Canada" refers only to Petro-Canada and not any of its subsidiaries or interests in partnerships and other entities.

        Unless otherwise specified in a prospectus supplement, the debt securities will be issued under an indenture dated as of June 20, 2003 entered into between us and The Bank of New York Mellon (formerly The Bank of New York), as trustee (the "Trustee"), as it may be amended or supplemented from time to time, including to establish the terms and conditions of specific series of debt securities (the "Indenture"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the securities regulatory authorities in Canada and is available under our profile on SEDAR at www.sedar.com. A form of the Indenture has also been filed with the SEC as an exhibit to our registration statement on Form F-9 dated May 14, 2003. The following is a summary of the Indenture which sets forth certain general terms and provisions of the debt securities and is not intended to be complete. Certain defined terms from the Indenture are used herein and are summarized in the "Certain Definitions" section below. For a more complete description, including the definition of capitalized terms used but not defined in this summary, you should refer to the Indenture. Whenever we refer in this summary to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture. It is the Indenture, and not this summary, that governs the rights of holders of debt securities.

        Offerings of debt securities under this prospectus are not the only way we may issue debt securities or incur additional indebtedness. We may do so in any other way.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other evidences of indebtedness) that may be issued under the Indenture and does not limit the amount of other indebtedness that we may incur. The Indenture provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to US$4,000,000,000 or the equivalent in other currencies. The Indenture also permits us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will describe the specific terms of the particular series of debt securities being offered, which may include, but is not limited to, any of the following:

  •
  the title and the aggregate principal amount of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities of such series;

  •
  the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of, and premium, if any, on the debt securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

  •
  the rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue and on which such interest will be payable and the regular record date or dates for the payment of interest on the debt securities in registered form, or the method by which such date or dates will be determined;

  •
  the place or places where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable and each office or agency where the debt securities may be presented for registration of transfer or exchange;

  •
  the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the debt securities may be redeemed or purchased, in whole or in part, by us;

  •
  the terms and conditions upon which you may redeem the debt securities prior to maturity and the price or prices at which and the currency in which the debt securities are payable;

  •
  the terms, if any, on which the debt securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

  •
  whether payment of the debt securities will be guaranteed by any other person;

  •
  the extent and manner, if any, in which payment on or in respect of the debt securities will be secured, or will rank senior, or will be subordinated to the prior payment of our other liabilities and obligations;

  •
  whether the series of debt securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

  •
  any applicable Canadian and U.S. federal income tax consequences;

  •
  the terms and conditions of any sinking fund or analogous provisions;

  •
  whether the debt securities may be issued bearing no interest or at a discount below their stated principal amount, and special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes;

  •
  whether the debt securities are to be registered securities, bearer securities (with or without coupons) or both;

  •
  if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any definitive securities of the series shall be issuable and, if other than the denomination of US$1,000, the denomination or denominations in which any bearer debt securities of the series shall be issuable;

  •
  if other than U.S. dollars, the currency or currency unit in which the debt securities are denominated or in which currency payment of the principal of, and premium, if any, or interest, if any, on such debt securities will be payable;

  •
  any index formula or other method used to determine the amount of payments of principal of, and premium, if any, or interest, if any, on the debt securities;

  •
  whether and under what circumstances we will be required to pay any Additional Amounts (defined below under "Additional Amounts") for withholding or deduction for Canadian taxes with respect to the debt securities, and whether we will have the option to redeem the debt securities rather than pay the Additional Amounts; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the debt securities including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

        Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the debt securities the right to tender such debt securities to us for repurchase in the event we have a change in control.

Ranking and Other Indebtedness

        Unless otherwise indicated in any applicable prospectus supplement, any debt securities issued will be our unsecured and unsubordinated obligations, will rank equally and ratably among themselves and with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries, partnerships and other entities. We will specify in a prospectus supplement at the time we issue a series of debt securities the amount of our, and our subsidiaries', partnerships' and other entities' then existing liabilities, including trade payables and other indebtedness.

Debt Securities in Global Form

        Unless otherwise indicated in a prospectus supplement, a series of the debt securities will be issued in global form as one or more "global securities" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any series or portion of a series of the debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered or sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to beneficial interests of persons other than participants).

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

        The laws of some states in the United States require that certain purchasers of debt securities take physical delivery of such debt securities in definitive form. These depositary arrangements and these laws may impair the ability to transfer beneficial interests in a global security.

        Any payments of principal, and premium, if any, and interest, if any, on a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the Trustee or any paying agent for the debt securities represented by the global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, and premium, if any, or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of debt securities in definitive form in exchange for the global security representing such series of debt securities.

Debt Securities in Definitive Form

        If indicated in a prospectus supplement, the debt securities may be issued in definitive form without coupons or in bearer form with or without coupons, or in both forms. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have initially appointed the Trustee as security registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

        Unless otherwise indicated in a prospectus supplement, payment of principal, and premium, if any, and interest on any debt securities in definitive form will be made at the office or agency of the Trustee, at 101 Barclay Street, New York, New York 10286, or at our option we can pay principal and any premium and interest on the debt securities by (1) check mailed or delivered to the address of the person entitled to receive payments appearing in the security register of the Trustee or (2) wire transfer to an account in the United States of the person entitled to receive payments if such person is a holder of US$1 million or more in aggregate principal amount of the debt securities of a particular series.

Covenants

Limitation on Liens

        The Indenture includes a covenant to the effect that, so long as any debt securities are outstanding and subject to all the provisions of the Indenture, we will not, and will not permit any Restricted Subsidiary to, create, assume or otherwise have outstanding any Security Interest in, on or over any of our or their interest in any Restricted Property, present or future, securing any Debt of any person, other than Permitted Encumbrances, unless at the time thereof or prior thereto the debt securities then outstanding under the Indenture are equally and ratably secured with such Debt.

Limitation on Sale and Leaseback Transactions

        We will not, nor will we permit any of our Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any Restricted Property owned by us or any Subsidiary on the Issue Date unless:

  (i)
  such transaction involves a lease or right to possession or use for a temporary period not to exceed three years following such sale, and such lease does not create or evidence a Capital Lease Obligation; or

  (ii)
  we or such Subsidiary would, on the effective date of such transaction, be entitled to issue, assume or guarantee Debt secured by a Security Interest on such property at least equal in amount to the Attributable Debt in respect thereof, without equally and ratably securing the debt securities then outstanding, as set forth under the "Limitation on Liens" covenant described above; or

  (iii)
  if the proceeds of such sale (A) are equal to or greater than the fair market value (as determined by any two of the following: the Chairman, the President, any Vice President, the Treasurer and the Controller of Petro-Canada) of such property and (B) are applied within 270 days after the receipt of such proceeds, directly or indirectly, to either (i) the purchase, acquisition or construction of Restricted Property to be used in the operation of our business or the business of any of our Restricted Subsidiaries or (ii) the repayment of our Funded Debt (including debt securities then outstanding) or Funded Debt of any of our Restricted Subsidiaries ranking equally and ratably with the debt securities then outstanding. For purposes of the Indenture, any Restricted Property purchased, acquired or constructed pursuant to clause (B)(i) of this paragraph, will be deemed to have been purchased, acquired or constructed prior to the Issue Date.

The preceding restrictions shall not apply to any Sale and Leaseback Transaction between us and our Restricted Subsidiaries or between our Restricted Subsidiaries.

Consolidation, Amalgamation, Merger and Sale of Assets

        The Indenture includes a covenant to the effect that we may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, or, directly or indirectly, convey, transfer or lease all or substantially all of our property to any person, unless:

  •
  the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such arrangement, or the person which acquires or leases all or substantially all of our property is organized and existing under the laws of the United States, any state thereof or the District of Columbia, the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, arrangement or other transaction would not impair the rights of holders of the debt securities, in any other jurisdiction, provided that, if such successor entity is organized under the laws of a jurisdiction other than Canada or the United States, the successor entity assumes our obligations under the debt securities and the Indenture to pay Additional Amounts, substituting the name of such successor jurisdiction for Canada in each place that Canada appears in "—Additional Amounts", below and submits to the jurisdiction of U.S. federal and state courts in the manner and to the extent provided in the Indenture;

  •
  the successor entity expressly assumes or assumes by operation of law all of our obligations under the debt securities and under the Indenture; and

  •
  immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have happened and be continuing.

        If, as a result of any such transaction, any of our Restricted Property or Restricted Property of any Restricted Subsidiary becomes subject to a Security Interest, then, unless such Security Interest is a Security Interest that we could have outstanding or could permit a Restricted Subsidiary to have outstanding pursuant to the Indenture provisions described under the "Limitation on Liens" covenant above without equally and ratably securing the debt securities, we, simultaneously with or prior to such transaction, will cause the debt securities to be secured equally and ratably with or prior to the Debt secured by such Security Interest.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

        "Attributable Debt" means, at the time of determination, the then present value (discounted at the actual rate of interest of such transaction) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

        "Capital Lease Obligation" means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of property which is required to be classified and accounted for as a capital lease on the consolidated balance sheet of such person in accordance with GAAP.

        "Consolidated Net Tangible Assets" means the total amount of assets as shown on our most recent annual audited or quarterly unaudited consolidated balance sheet and computed in accordance with GAAP, including investments in unconsolidated subsidiaries, after deducting therefrom:

  •
  all current liabilities (excluding any current liabilities constituting Funded Debt by reason of their being renewable or extendible);

  •
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

  •
  appropriate adjustments on account of minority interests of other persons holding stock of a Subsidiary.

        "costs of abandonment" means the costs and expenses incurred in the plugging and abandonment of wells and the decommissioning or removal of structures or Facilities located on an oil, gas or other mineral property (including an oil sands property), and the reclamation and clean-up of such property and related Facilities, interests and surrounding lands whether or not owned by us or any of our Restricted Subsidiaries.

        "Current Assets" means current assets as determined in accordance with GAAP.

        "Debt" means all items which, in accordance with GAAP, would be recorded as debt in the consolidated financial statements of any person, and in any event including (without duplication):

  •
  any obligation for borrowed money including reimbursement obligations with respect to bankers' acceptances or similar facilities;

  •
  any obligation evidenced by bonds, debentures, notes or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses;

  •
  any Capital Lease Obligation;

  •
  any reimbursement obligation with respect to letters of credit issued to secure the payment of any Debt of any person;

  •
  any payment obligation under Financial Instrument Obligations; and

  •
  any guarantee of Debt of another person.

        "Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

        "Financial Instrument Obligations" means obligations arising under:

  •
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

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  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  •
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        "Funded Debt" means all Debt which, by its terms, matures more than 12 months from the date such Debt was incurred, or having a maturity of less than 12 months but by its terms being renewable or extendable, at the sole option of the obligor, beyond 12 months from the date such Debt was incurred.

        "GAAP" means generally accepted accounting principles in Canada in effect from time to time, unless our most recent audited or quarterly unaudited financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

        "Issue Date" means the date that any series of debt securities was first issued under the Indenture, being June 20, 2003.

        "Non-Recourse Debt" means at any time Debt incurred to provide funds for or otherwise finance (directly or indirectly) (i) the purchase price or other acquisition cost of any property not owned by us or a Subsidiary on the Issue Date, or (ii) costs and expenses incurred after the Issue Date for the construction, development or installation of, or improvements to, any property, or (iii) the costs and expenses incurred after the Issue Date in connection with acquisition, surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any oil, gas or other mineral property (including oil sands property), including costs incurred for the construction, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, provided that at such time the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such Debt is limited in all circumstances to (A) the property that is the subject of the acquisition, construction, development or other relevant activities referred to in clauses (i), (ii) or (iii) above, and to the receivables, inventory, equipment, chattel payables, contracts, intangibles and other assets, rights or collateral connected with such property and the proceeds thereof, and (B) in the case of any Debt referred to in clause (iii), any contiguous or associated oil, gas or mineral properties (including oil sands properties) and any Facilities or other property used or to be used in connection with any such oil, gas or mineral properties (including oil sands properties), whether or not such Facilities are located (or located from time to time) at or on such property, other than recourse (which shall be on an unsecured basis) against our other property or the other property of any Subsidiary for a breach of representations and warranties or non-financial covenants made by such person in connection with such Debt to the extent such representations and warranties or non-financial covenants are customarily given in similar type financings.

        "Permitted Encumbrances" means:

  •
  any Security Interest existing as of the Issue Date;

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  any Security Interest existing on the property of any person when such person becomes a Restricted Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such person becoming a Restricted Subsidiary;

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  any Security Interest on the property of any person which Security Interest exists at the time such person is merged into or amalgamated or consolidated with us or a Restricted Subsidiary, or such property is otherwise acquired by us or a Restricted Subsidiary (including by way of lease), provided that such Security Interest does not extend to property owned by us or a Restricted Subsidiary prior to such merger, amalgamation, consolidation or acquisition;

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  any Security Interest on property acquired by us or a Restricted Subsidiary after the Issue Date given in connection with a Capital Lease Obligation;

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  any Security Interest given in connection with a Sale and Leaseback Transaction permitted by clause (iii) of the "Limitation on Sale and Leaseback Transactions" set out above;

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  any Security Interest in favor of us, any Restricted Subsidiary or any wholly-owned Subsidiary;

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  any Security Interest in Current Assets given to secure any Debt repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such Debt is incurred;

  •
  any Security Interest granted (i) on cash or securities issued by the United States or Canada or any agency or instrumentality of the United States or Canada or any state or province thereof, as the case may be, or (ii) in the ordinary course of business, in either case in connection with Financial Instrument Obligations;

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  any Security Interest in any Restricted Property in favor of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favor of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by us under government permits, leases or grants, provided that such Security Interest is not given in connection with borrowed money;

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  any Security Interest in any oil, gas or other mineral property or products derived from such property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, provided that such Security Interest is not given in connection with borrowed money;

  •
  any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other similar agreements which are customary in the oil and natural gas business, provided that such Security Interest is (i) limited to the assets that are the subject of the relevant agreement and the proceeds of such assets, and (ii) not given in connection with borrowed money;

  •
  any Security Interest (i) securing the purchase price or other acquisition cost of any property not owned by us or a Subsidiary on the Issue Date, or (ii) securing costs and expenses incurred after the Issue Date for the construction, development or installation of, or improvements to, any property, or (iii) securing the costs and expenses incurred after the Issue Date in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any oil, gas or other mineral property (including oil sands property) or with the acquisition thereof, including costs incurred for the acquisition, construction, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (iv) securing Debt created, issued, incurred or assumed by us or any of our Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth in clauses (i), (ii) and (iii) above, if such Debt is incurred prior to, during or within two years after the completion of acquisition, construction, development or the other relevant activities referred to in clauses (i), (ii) or (iii) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; provided, however, that any such Security Interest shall be limited to (A) the property that is the subject of the acquisition, construction, development or other relevant activities referred to in clauses (i), (ii) or (iii) above, and to the receivables, inventory, equipment, chattel payables, contracts, intangibles and other assets, rights or collateral connected with such property and the proceeds thereof, and (B) in the case of any Security Interest referred to in clause (iii), any contiguous or associated oil, gas or mineral properties (including oil sands properties) and any Facilities or other property, in each case, used or to be used in connection with any such oil, gas or mineral properties (including oil sands properties), whether or not such Facilities are located (or located from time to time) at or on such property;

  •
  any Security Interest on cash or securities deposited with a trustee or collateral agent to defease Debt secured by such Security Interest;

  •
  any Security Interest arising by reason of (i) any judgment, decree or order of any court, so long as any appropriate legal proceedings which may have been initiated for the review of such judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired, or (ii) any deposit or pledge with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of, any bond on appeal from any judgment or decree against us or any Subsidiary, or in connection with other proceedings or actions at law or in equity by or against us or any Subsidiary, provided that such Security Interest is not given in connection with borrowed money;

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  any Security Interest referred to in the foregoing clauses or this clause securing any extension, renewal, alteration or replacement of all or part of any Debt secured by such Security Interest, provided that:

  •
  the principal amount of such Debt is not increased by an amount exceeding the cost of such extension, renewal, alteration or replacement, including but not limited to all fees and expenses incurred in connection therewith, and

  •
  the Security Interest is limited to all or part of the property which secured the Debt prior to it being extended, renewed, altered or replaced, plus improvements on such property and the proceeds thereof and all rights associated therewith; and

  •
  any Security Interest that would otherwise be prohibited, provided that the aggregate of all Debt outstanding and secured under this clause and all Attributable Debt in respect of Sale and Leaseback Transactions entered into after the Issue Date which were permitted under the Indenture solely by clause (ii) of the "Limitation on Sale and Leaseback Transactions" covenant described above does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

        Any transaction consisting of the sale (including any forward sale) or other transfer of oil, gas or other minerals, whether in place or when produced, for a period of time until, or in amount such that, the purchaser will realize a specified amount of money or minerals or any other interest in property (commonly characterized as a "production payment"), will not constitute a Security Interest and will not result in us or a Restricted Subsidiary being required to secure the debt securities.

        "person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "property" means all assets and property, both real and personal, of any person.

        "Restricted Property" means any oil, gas or mineral property of a primary nature located in the United States, Canada or the United Kingdom, and any facilities located in the United States, Canada or the United Kingdom directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof, and includes Voting Shares or other interests of a Restricted Subsidiary which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of hydrocarbons or minerals or products derived therefrom, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

        "Restricted Subsidiary" means, on any date, any Subsidiary of Petro-Canada which owns at the time Restricted Property; provided, however, such term shall not include a Subsidiary of Petro-Canada if the amount of Petro-Canada's share of Shareholders' Equity of such Subsidiary constitutes, at the time of determination, less than 2 percent of Petro-Canada's Consolidated Net Tangible Assets.

        "Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by us or a Restricted Subsidiary of any property owned by us or any Subsidiary on the Issue Date.

        "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which does not create or evidence a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the Indenture to sell or otherwise transfer property.

        "Shareholders' Equity" means shareholders' equity of Petro-Canada as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Petro-Canada and computed in accordance with GAAP.

        "Significant Subsidiary" means a Restricted Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

        "Subsidiary" means any corporation or other person of which Voting Shares or other interests carrying more than 50 percent of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by us or by one or more of our Subsidiaries, or by us and one or more of our Subsidiaries.

        "Voting Shares" means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Additional Amounts

        Unless otherwise specified in a prospectus supplement, all payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay to each holder of such debt securities as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a debt securities holder (such holder, an "Excluded Holder") in respect of the beneficial owner thereof:

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  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Canadian Taxes by reason of the holder of the debt securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder;

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  which is subject to such Canadian Taxes by reason of the holder's failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

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  which by reason of the legal nature of the holder of the debt securities is disentitled to the benefit of an applicable treaty between the Government of Canada and the government of the holder's country of residence.

        We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to the holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

        We will indemnify and hold harmless each holder of debt securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

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  any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the debt securities;

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  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

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  any Canadian Taxes imposed with respect to any reimbursement under the preceding two bullet points,

but excluding any such Canadian Taxes on such holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal, and premium, if any, interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        Unless otherwise specified in a prospectus supplement, a series of debt securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or our successor's jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under "Additional Amounts", or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor's jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any debt security of such series and, in any such case, we, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us.

        In the event that we elect to redeem a series of the debt securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the debt securities pursuant to their terms.

        Notice of intention to redeem such series of our debt securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

        We will furnish to the Trustee, within 30 days after we file them with or furnish them to the SEC, copies (which may be electronic copies) of our annual and interim reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        In the event that we do not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and interim basis on forms provided for such annual and interim reporting pursuant to rules and regulations promulgated by the SEC, we will continue to furnish to the Trustee:

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  within the time periods required for the filing of annual information forms and annual financial statements (or similar annual filings) by the Canadian securities regulatory authorities, the information required to be provided or incorporated by reference in an annual information form, annual financial statement or similar annual filing under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange; and

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  within the time periods required for the filing of interim reports by the Canadian securities regulatory authorities, the information required to be provided in interim reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange.

Events of Default

        Unless otherwise provided in a prospectus supplement, the following are summaries of events with respect to any series of our debt securities which will constitute an event of default with respect to the debt securities of that series:

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  default in the payment of the principal of, or premium, if any, on, any debt security of such series when it becomes due and payable;

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  default in the payment of any interest on any debt security of such series, when it becomes due and payable, and continuance of such default for a period of 30 days;

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  default in observing or performing any of the covenants described above under "Consolidation, Amalgamation, Merger and Sale of Assets", and continuance of such default for a period of 15 days;

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  default in the performance, or breach, of any other applicable covenant or warranty of the issuer of the series of debt securities in the Indenture, and continuance of such default or breach for a period of 90 days after written notice has been given to us by the Trustee or by the holders of at least 25 percent in principal amount of all outstanding debt securities of any series affected thereby;

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  default in the performance of any covenant of Petro-Canada or any Restricted Subsidiary contained in any instrument (other than the Indenture) under which Debt (other than Non-Recourse Debt) is created or issued if such Debt has an outstanding principal amount in excess of the greater of US$75 million and 2 percent of Shareholders' Equity at the time of default and the holders of such Debt, or a trustee, if any, for those holders, declare such Debt to be due and payable prior to the stated maturity of such Debt, and such acceleration shall not be rescinded or annulled, or such default shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated Debt within a period of seven days after such Debt has been accelerated (or, if such acceleration is the result of an event of default which is not related to the failure to pay principal or interest, within 30 days after such Debt has been accelerated);

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  certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process relating to Petro-Canada or any Significant Subsidiary of Petro-Canada, all as described in the Indenture; or

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  any other events of default provided with respect to debt securities of that series.

        No event of default with respect to a particular series of debt securities necessarily constitutes an event of default with respect to any other series of debt securities.

        If an event of default occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25 percent in aggregate principal amount of all outstanding debt securities affected by such event of default, declare the principal of, and premium, if any, on, all the outstanding debt securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities, to be immediately due and payable.

        Subject to certain conditions contained in the Indenture, the holders of a majority of the principal amount of the outstanding debt securities of the affected series can rescind this accelerated payment requirement.

        Subject to certain limitations contained in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of all series affected by such event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

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  such holder has previously given to the Trustee written notice of a continuing event of default with respect to the debt securities of such series affected by such event of default;

  •
  the holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of those series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

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  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of those series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

        The Indenture requires that we annually furnish to the Trustee a statement by certain of our officers, to the best of their knowledge, as to whether or not we are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. We will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of our debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

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  we have delivered to the Trustee an opinion of counsel in the United States stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or, since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada);

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  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

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  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

        We may exercise our Defeasance option notwithstanding our prior exercise of our Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.

        The Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may omit to comply with the "Limitation on Liens," "Consolidation, Amalgamation, Merger and Sale of Assets" and "Limitation on Sale and Leaseback Transactions" covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If we exercise our Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

  •
  we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  •
  we have delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of our outstanding debt securities include holders who are not resident in Canada);

  •
  we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit; and

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default, shall have occurred and be continuing on the date of such deposit.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

  •
  change the stated maturity of the principal of, or extend the scheduled time of payment of any installment of interest, if any, on any debt security;

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  reduce the principal amount of, or premium, if any, or interest rate, if any, on any debt security;

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  change the place of payment;

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  change the currency of payment of principal of, or premium, if any, or interest, if any, on any debt security;

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  impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

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  reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of Indenture provisions or for waiver of compliance with provisions of the Indenture or for waiver of defaults; or

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  modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified in the Indenture.

        The holders of a majority in principal amount of the outstanding debt securities of any series (or of all affected series, as the case may be) may on behalf of the holders of all debt securities of such series waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding debt securities of any series (or of all affected series, as the case may be) may waive any past default under the Indenture with respect to such series, except a default in the payment of the principal of, or premium, if any, and interest, if any, on any debt security of such series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of such series.

        The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of such debt securities, in order to, among other things, cure any ambiguity or inconsistency that, in each case, does not materially adversely affect the rights of any holder of such debt securities.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Governing Law

        Our debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Consent to Jurisdiction and Service

        Under the Indenture, we have irrevocably appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, as our authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under U.S. federal or state securities laws in any U.S. federal or state court located in the Borough of Manhattan in The City of New York, New York, and we have irrevocably submitted to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

        We are continued under, and governed by, the laws of Canada. A substantial portion of our assets are located outside the United States and substantially all of our directors and officers are not residents of the United States. Any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Fraser Milner Casgrain LLP, our Canadian counsel, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a "New York Court") against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforcement of the Indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period, except that any court in the Province of Alberta may only give judgment in Canadian dollars.

        In the opinion of such counsel, there are no reasons under present laws of the Province of Alberta for avoiding recognition of such judgments of New York Courts under the Indenture or on the debt securities based upon public policy. However, we have been advised by such counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

PLAN OF DISTRIBUTION

        We may sell the debt securities to or through underwriters or dealers and may also sell the debt securities to one or more other purchasers directly or through agents.

        The applicable prospectus supplement will set forth the terms of the offering relating to the particular debt securities, including, to the extent applicable, the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The debt securities may be sold from time to time in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the distribution of the debt securities.

        If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

        Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        In connection with any underwritten offering of debt securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected. See "Risk Factors".

MATERIAL INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of the debt securities will be passed upon for us by Fraser Milner Casgrain LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the issuance of the debt securities will be passed upon for us by Fulbright & Jaworski L.L.P. Certain legal matters in connection with the issuance of debt securities relating to United States law will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

        As of the date of this prospectus, the partners and associates of Fraser Milner Casgrain LLP and Fulbright & Jaworski L.L.P., as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

INTEREST OF EXPERTS

        Deloitte & Touche LLP are our auditors and are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. Kathleen E. Sendall is a Senior Vice-President with Petro-Canada and has certified a report with respect to our oil and natural gas reserves and oil sands mining quantities as at December 31, 2007. As of the date of this prospectus, Ms. Sendall beneficially owns, directly or indirectly, less than 1% of any class of our outstanding securities.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been (or will be) filed with the SEC as part of the registration statement on Form F-9 of which this prospectus is a part:

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  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

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  the consent of our auditors Deloitte & Touche LLP;

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  the consent of our Canadian counsel Fraser Milner Casgrain LLP;

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  the consent of our U.S. counsel Fulbright & Jaworski L.L.P.;

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  the consent of Kathleen E. Sendall relating to our oil and natural gas reserves disclosure;

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  powers of attorney from our directors and officers;

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  form of trust indenture relating to the debt securities; and

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  statement of eligibility of the trustee on Form T-1.

PETRO-CANADA

US$600,00,000 6.05% Senior Notes due 2018

US$900,000,000 6.80% Senior Notes due 2038

PROSPECTUS SUPPLEMENT

Citi
Deutsche Bank Securities
HSBC
BMO Capital Markets
BNP PARIBAS
Banc of America Securities LLC
CIBC World Markets
RBS Greenwich Capital
JPMorgan
Mitsubishi UFJ Securities
RBC Capital Markets
Scotia Capital
TD Securities

May 12, 2008

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS Prospectus Supplement
DOCUMENTS INCORPORATED BY REFERENCE
RESERVES DATA
CURRENCY EXCHANGE RATES
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
PETRO-CANADA
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF THE NOTES
INTEREST COVERAGE
CREDIT RATINGS
MATERIAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
AUDITORS' CONSENT
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
PETRO-CANADA
USE OF PROCEEDS
INTEREST COVERAGE
RISK FACTORS
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
MATERIAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT